PANNONPLAST INDUSTRIES PLC.

H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

**Securities and Exchange Commission**
**Office of International C[redacted]**
**450 Fifth Street, N.W.**
**Washington, D.C. 20549**
**Stop 3-9**

02042702

SUPPL

Budapest, 2nd July, 2002

SEC MAIL RECEIVED JUL 1 8 2002 PROCESSING SECTION WASH. D.C. 154

**Re: Pannonplast Rt. (the "Company") - File No. 82-4548**

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

PROCESSED
JUL 2 3 2002
THOMSON FINANCIAL

Dr. Erzsébet Fehér

Enclosure

dlw 7/18

Extraordinary Announcement

Pannonplast Industries Plc. informs its shareholders that according to the stock dividend plan approved by the Annual General Meeting and as a result of the subscription process the Board of Directors decided on a private capital increase on 02nd July, 2002.

The shareholders subscribed for 4455 new shares up to the extent of their dividend after the business year of 2001. The resulting share capital increase is HUF 445,500 on par value. The number and par value of the new regular shares to be issued are 4,455 and HUF 100, respectively and are equivalent in terms of all shareholder rights with the existing regular shares. Consequently, the registered share capital of the company has increased to HUF 421,093,100.

The company will initiate the introduction of the newly issued shares to the stock exchange.

Pannonplast Plc.